NO ACT

DC
PE
12-21-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08040660

February 19, 2008

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2008

Re: The Boeing Company
Incoming letter dated December 21, 2007

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Boeing by Donald W. Shuper and Gertrude S. Shuper. We also received a letter from the proponents on January 3, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

B

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Donald W. Shuper
Gertrude S. Shuper
13715 NE 70th Place
Redmond, WA 98052-9428

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

December 21, 2007



VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal Concerning Pension Plans Submitted by Donald W. and Gertrude S. Shuper for Inclusion in The Boeing Company 2008 Proxy Statement**

Dear Sir or Madam:

On July 12, 2007, The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Donald W. and Gertrude S. Shuper (the "***Proponents***" or the "***Shupers***") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), Boeing excludes the Proposal from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***").

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. The Company presently intends to file its definitive proxy materials on March 14, 2008, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Materials with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponents as notice of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to the Shupers any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence from the Shupers relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.

The Proposal

The Proposal relates to the Company's Pension Value Plan (the "***PVP***"). The Proposal states, in relevant part:

> *RESOLVED: Shareholders request the Board of Directors to adopt the following policy: Employees vested at time of the 1999 pension plan conversion to the PVP cash balance plan to be given a choice between their previous pension plans ("Heritage Plan") or the Pension Value Plan (the "PVP") at time of their termination or retirement.*

The Proposal May Be Omitted Under Rule 14a-8(i)(7) as Relating to the Conduct of the Ordinary Business Operations of Boeing.

Rule 14a-8(i)(7) under the Exchange Act provides a basis for the exclusion of proposals that seek to submit to shareholders ordinary business matters.[1] The Commission describes the policy underlying the Rule 14a-8(i)(7) ordinary business exclusion as resting on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. However, proposals relating to such matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable because the proposals would "transcend the day-to-day business matters" and raise policy issues so significant that they would be appropriate for a shareholder vote.[2] The Staff has further explained that "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters'."[3]

The Company believes that the Proposal may be omitted from the 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) because the Proposal deals with matters the Commission has long recognized as relating to the conduct of the ordinary business operations of a corporation (pension benefits for a corporation's employee population) and because there is no longer the "widespread public debate" surrounding cash balance plans that led the Staff to consider proposals relating to such plans to raise significant social and corporate policy issues.[4]

---

[1] *See* 17 C.F.R. § 240.14a-8(i)(7) (permitting a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations").

[2] *See* Exchange Act Release No. 34-40018 (May 21, 1998) ("Release No. 34-40018").

[3] *See* SEC Staff Legal Bulletin No. 14A (July 12, 2002).

[4] *See International Business Machines Corp.*, SEC No-Action Letter, 2000 WL 202081 (Feb. 16, 2000).

For these reasons, which are discussed in further detail below, the Company believes that the Proposal may be omitted from the 2008 Proxy Materials.

A. Proposals Relating to Retirement and Pension Plan Benefits Have Consistently Been Excluded as Relating to Ordinary Business Operations

The Staff has consistently granted no-action relief with respect to the omission of shareholder proposals regarding retirement and pension plan benefits as relating to a company's ordinary business operations. *See, e.g., General Electric Co.*, SEC No-Action Letter, 2007 WL 162269 (Jan. 16, 2007) (excluding a proposal to provide a cost-of-living adjustment in all GE pensions); *WGL Holdings Inc.*, SEC No-Action Letter, 2006 WL 3370799 (Nov. 17, 2006) (excluding a proposal requesting a moderate raise in retirement pay for retired employees); *ConocoPhillips*, SEC No-Action Letter, 2005 WL 267904 (Feb. 2, 2005) (excluding a proposal to eliminate offsets and bring parity to all existing pension plans); *International Business Machines Corp.*, SEC No-Action Letter, 2004 WL 2952766 (Dec. 20, 2004) (excluding a proposal seeking to increase the amount of pension benefits payable to retirees); *Raytheon Co.*, SEC No-Action Letter, 2004 WL 885392 (Jan. 30, 2004) (excluding a proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); *Lucent Technologies Inc.*, SEC No-Action Letter, 2003 WL 22850012 (Nov. 26, 2003) (excluding a proposal regarding compensation and increasing retirement benefits); *General Electric Co.*, SEC No-Action Letter, 2003 WL 132476 (Jan. 9, 2003) (excluding a proposal to "treat all pensioners equally"); *Honeywell Int'l, Inc.*, SEC No-Action Letter, 2001 WL 1150325 (Sept. 28, 2001) (excluding a proposal to retroactively remove reductions to retiree pensions); *Avery Dennison Corp.*, SEC No-Action Letter, 1999 WL 1072985 (Nov. 29, 1999) (excluding a proposal to provide a cost of living adjustment to pension plan participants); *Bell Atlantic Corp.*, SEC No-Action Letter, 1999 WL 893648 (Oct. 18, 1999) (excluding a proposal to increase the retirement pension of retired management employees); *Lucent Technologies Inc.*, SEC No-Action Letter, 1999 WL 792495 (Oct. 4, 1999) (excluding a shareholder proposal to increase "vested pension" benefits); *General Electric Co.*, SEC No-Action Letter, 1997 WL 37699 (Jan. 28, 1997) (excluding a proposal to adjust the pension of retirees to reflect the increase in inflation); and *AlliedSignal, Inc.*, SEC No-Action Letter, 1995 WL 694098 (Nov. 22, 1995) (excluding a proposal to increase pension benefits).

Effective January 1, 1999, Boeing adopted the PVP, a cash balance plan, as part of a comprehensive revision of its employee compensation programs and in order to integrate its prior plans into a single plan after a series of mergers and acquisitions. The Company, as permitted under federal pension law, chose not to continue its traditional defined benefit plans (the "***Heritage Plans***") but adopted the cash balance PVP, with generous transition measures that protected all of an employee's accrued benefits under the Heritage Plans and also provided for the future growth of those benefits by carrying forward the retirement benefits that had been earned under the Heritage Plans as of the transition date and then indexing those benefits with the employee's own post-transition salary growth.

By requiring the Company to offer to a limited group of employees (those vested in the Heritage Plans in 1999) a choice between the PVP and the Heritage Plans at the time of the employees' termination or retirement, the Proposal would require a fundamental change in the benefits currently available to employees and clearly attempts to regulate the Company's ability to determine appropriate pension benefits for its employees. The design, implementation and administration of pension plans involves multiple competing considerations, including general compensation policies, the financial impact of the benefit plan provisions, the impact on other employees, and regulatory compliance. Furthermore, the determination of retirement and pension benefits of the Company's employees is an integral part of the Company's total employee compensation package, which is designed to attract, retain, motivate and reward the Company's workforce in a competitive global market. Accordingly, the Company's determination of appropriate retirement and pension plan benefits is a matter that is "fundamental to management's ability to run a company on a day-to-day basis" and that "could not, as a practical matter, be subject to direct shareholder oversight."[5] In addition, the choice between pension plans requested in the Proposal would require complex actuarial and legal analyses to determine what impact the proposed choice would have on plan funding and whether it would violate provisions of tax and pension law. These required analyses and potential changes to the PVP demonstrate that the Proposal would insert shareholders into a process of "micro-managing" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[6]

B. There Are No Longer "Significant Policy Issues" That Would Justify a Shareholder Vote on the Proposal

In 2000, the Staff denied no-action relief to IBM for a shareholder proposal relating to IBM's conversion from a traditional defined benefit pension plan to a cash balance pension plan. In denying relief, the Staff stated that the proposal could not be properly omitted under Rule 14a-8(i)(7) "[i]n view of the widespread public debate concerning the conversion from traditional defined benefit pension plans to cash balance plans and the increasing recognition that this issue raises significant social and corporate policy issues." *International Business Machines Corp.*, SEC No-Action Letter, 2000 WL 202081 (Feb. 16, 2000) ("***IBM***"). *See also The Boeing Co.*, SEC No-Action Letter, 2001 WL 185197 (Feb. 16, 2001) ("***Boeing***") (denying no-action request to exclude a proposal regarding a choice between the defined benefit plan and a cash balance plan on ordinary business grounds).

The proponents in *IBM* and *Boeing* argued that cash balance plans were age-discriminatory and therefore illegal. The proponents described numerous published articles discussing the issue, congressional hearings, investigations by the Department of Labor (the "***DOL***") and the Equal Employment Opportunity Commission (the "***EEOC***"), and a suspension by the Internal Revenue Service (the "***IRS***") of the processing of determination letter applications related to cash balance plan conversions.

---

[5] Release No. 34-40018.

[6] Id.

Circumstances have changed. As described below, legislative, regulatory and litigation developments since the time of the *IBM* letter have largely resolved concerns about age-discrimination claims raised in connection with cash balance plans. Cash balance plans therefore no longer raise the same social and corporate policy issues as they did at the time of *IBM*, nor do they continue to invoke widespread public debate. As a result, the Proposal is strictly related to the ordinary course of business tasks of pension and benefit administration, which is exclusively within the purview of management and not the shareholders.

Last year Congress enacted the Pension Protection Act of 2006 (the "***PPA***"), which makes clear that, for periods after June 28, 2005, a cash balance plan's formula does not violate the age discrimination provisions of the Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"), the Age Discrimination in Employment Act of 1967, as amended ("***ADEA***"), and the Internal Revenue Code of 1986, as amended (the "***Code***"), if, under the terms of the plan, the participant's accrued benefit, as determined as of any date under the plan's terms, is equal to or greater than that of any similarly situated, younger individual who is, or could be, a participant. For purposes of this rule, a participant is "similarly situated" to any other individual if the participant is identical to the other individual in every respect (including period of service, compensation, position, date of hire, work history, and any other respect) except for age. In addition, a participant's accrued benefit may be expressed as a hypothetical account balance. This means cash balance plans can be tested for compliance with the anti-age-discrimination provisions of ERISA, ADEA and the Code on the basis of pay credits (i.e., "inputs") without the need to take into account projections to normal retirement age, as long as the rate at which interest is credited to the participants' accounts is not greater than a market rate of return. Thus, after June 28, 2005, it is clearly permissible for a cash balance plan to utilize a formula that provides the same pay credit for younger and older workers who are similarly situated (even though the older worker has less time to accumulate interest credits). The PVP satisfies the requirements set forth by the PPA and therefore, the plan's benefit accrual formula is not discriminatory or illegal as applied after June 28, 2005.

The PPA also provides that cash balance plan conversions occurring after June 28, 2005 are permissible, as long as a participant's accrued benefit after the amendment is no less than his or her accrued benefit prior to the conversion (under the terms of the traditional defined benefit plan) for years of service prior to the conversion plus the participant's accrued benefit under the cash balance plan for years of service after the conversion (i.e., an "A + B formula"). Although the PPA is not to be construed to create any inference as to the treatment of cash balance conversions prior to June 28, 2005, the type of conversion formula used in the PVP would clearly have been permitted under the PPA had the conversion occurred after June 28, 2005.

Effective June 30, 2005,[7] the IRS lifted the moratorium on the processing of applications for determination letters regarding cash balance plan conversions. (The moratorium never applied to cash balance plans that did not involve a conversion from a traditional defined benefit plan.) The IRS is now issuing determination letters with respect to cash balance formulas of all moratorium

---

[7] I.R.S. News Release IR-2006-193 (Dec. 21, 2006); I.R.S. Notice 2007-6, 2007-3 IRB 272 (Dec. 21, 2006).

plans. IRS Notice 2007-6, which announced the lifting of the moratorium, makes it clear that a cash balance formula will not be age discriminatory merely because it includes interest credits through normal retirement age in a participant's accrued benefit. In addition, in the case of any moratorium plan that involves a conversion to a cash balance plan from a traditional defined benefit plan pursuant to an amendment adopted after June 29, 2005, the conversion, itself, will also be reviewed for satisfaction of the PPA's requirements.[8]

Additionally, the DOL and EEOC have not found cash balance plans to be, by default, discriminatory, and the majority of courts addressing the issue of age discrimination in the context of cash balance plan conversions before June 28, 2005 in cases decided after the enactment of the PPA have held that cash balance plans are not age-discriminatory.[9] *See, e.g., Drutis v. Rand McNally & Co.*, 499 F.3d 608 (6th Cir. 2007); *Register v. PNC Fin. Servs. Group, Inc.*, 477 F.3d 56 (3d Cir. 2007), *Cooper v. IBM Pers. Pension Plan,* 457 F.3d 636 (7th Cir. 2006), cert. denied, 127 S. Ct. 1143 (2007); *Walker v. Monsanto Co. Pension Plan,* 2006 WL 2802051 (D. Ill. Setp. 27, 2006); *Bryerton v. Verizon Commc'ns Inc.*, 2007 WL 1120290 (S.D.N.Y. Apr. 17, 2007); *Gillis v. SPX Corp. Individual Ret. Plan,* 2007 WL 1031656 (D. Mass. Mar. 31, 2007); *Sunder v. U.S. Bank Pension Plan,* 2007 WL 541595 (E.D. Mo. Feb. 16, 2007); *Finley v. Dun & Bradstreet Corp.*, 471 F. Supp. 2d 485 (D. N.J. 2007); *Laurent v. PricewaterhouseCoopers LLP,* 448 F. Supp. 2d 537 (S.D.N.Y. 2006).

Most significantly, the District Court for the Southern District of Illinois held that the PVP specifically did not violate ERISA's anti-age-discrimination rules. *Wheeler v. Pension Value Plan for Employees of The Boeing Co.*, 99 A.F.T.R.2d 2007-1557, *aff'd mem.*, 100 A.F.T.R.2d 2007-5996 (S.D. Ill. 2007).

Given the enactment of the PPA, the IRS's lifting of the moratorium on determination letter applications regarding cash balance plan conversions, the lack of any conclusions by either the DOL or the EEOC that cash balance plans are by default age discriminatory, and favorable decisions by a majority of courts that have addressed the issue of age discrimination in the context of cash balance plans, cash balance plans are clearly not, by default, discriminatory or illegal. Accordingly, cash balance plans no longer invoke widespread public debate, and, thus, it cannot be argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for shareholder vote. Instead, the Proposal requests a change in the benefits to provide employees with a choice

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[8] Cash balance plan conversions prior to June 30, 2005, such as the Company's, will not be reviewed by the IRS regarding whether such conversions satisfy the applicable anti-age-discrimination requirements. However, as shown in our discussion of *Wheeler v. Pension Value Plan for Employees of The Boeing Co.*, *infra*, the PVP has been held not to violate ERISA's anti-age-discrimination rules.

[9] Only three cases since the PPA passed the U.S. Senate on August 3, 2006 have held that cash balance plans are age discriminatory under ERISA, each of which was decided by Second Circuit courts. *See Parsons v. AT&T Pension Benefit Plan,* 2006 WL 3826694 (D. Conn. Dec. 26, 2006); *In re Citigroup Pension Plan ERISA Litig.*, 470 F. Supp. 2d 323 (S.D.N.Y. 2006); *In re J.P. Morgan Chase Cash Balance Litig.*, 460 F. Supp. 2d 479 (S.D.N.Y. 2006). However, this circuit remains split on this issue. *See, e.g., Bryerton v. Verizon Commc'ns Inc.*, 2007 WL 1120290 (S.D.N.Y. Apr. 17, 2007); *Laurent v. PricewaterhouseCoopers LLP,* 448 F. Supp. 2d 537 (S.D.N.Y. 2006).

between two benefits plans, or more simply, a choice between two formulas to calculate benefits — a matter long recognized as within the purview of a company's ordinary business operations.

* * * * *

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2008 Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Michael F. Lohr
Corporate Secretary

enclosures

cc: Donald W. and Gertrude S. Shuper

EXHIBIT A

OFFICE OF THE CORPORATE SECRETARY
BOEING CORPORATE HEADQUARTERS
100 NORTH RIVERSIDE PLAZA, 311A1
MC 5003-1001
CHICAGO, ILLINOIS 60606-1596

CERT MAIL 7007 0220 0004 1772 1745

7 JULY 2007

Enclosed please find our shareholder proposal for the 2008 annual meeting.

The resolution part of the proposal is nearly identical in wording and intent to our proposals published previously for annual meetings in 2001 through 2004 regarding employee choice of pension plans at termination or retirement. A check of the approval voting percentages will show that for the years 2002, 2003, and 2004 they exceeded the 10 percent requirement for resubmittal.

We have also attached pertinent documentation which provide factual foundation for those supporting statements which might be considered controversial. We can provide additional documentation on request.

We are submitting this proposal at this time to give Boeing adequate time to consider what we believe to be significant issues of credited service and pension improvements.

The last two times we made our submittal, we established good rapport with Mr Rick Hansen of Perkins – Coie and would suggest such communication method be again established.

Although we have included the required statements on the 2nd page of our proposal, we again state here the following, and have provided a copy of our 2007 shareholder meeting admission ticket.

We have held at least 60 Boeing shares in our names for over a year prior to submittal of this 2008 proposal.
We intend to hold at least these 60 shares through the date of the 2008 Annual Meeting

We would appreciate confirmation of receipt of this proposal via FAX at our regular phone number 425-885-9528 [automatic pick up] <u>and</u> e-mail to G.A.Shuper@gmail.com . We have no objections to publishing our names with our proposal.





Donald W Shuper   Gertrude S Shuper
13715 NE 70th Place   Redmond WA 98052-9428.

Attachments - Proposal -2 pages Shareholder verification 1 page
Supporting documents 30 pages. (Proposal08support)

Sharehoider proposal from Donald Shuper 7 July 2007

RESOLVED: Shareholders request the Board of Directors to adopt the following policy:

Employees vested at time of the 1999 pension plan conversion to the PVP cash balance plan to be given a choice between their previous pension plans ("Heritage Plans") or the Pension Value Plan (the "PVP") at time of their termination or retirement.

Supporting Statements:

Boeing implemented the PVP in 1999 for over 100,000 non-represented employees. Since that time, Boeing has resisted giving employees a choice of plans at retirement or termination. We believe Boeing should allow such a choice, as other companies like Kodak, 3M, Motorola, Delta Airlines, and AT&T have done. Lack of choice negatively affects employees previously represented by a union who were converted to the PVP.

The PVP adversely affects many long-term employees when compared to the Heritage Plan benefits. In most cases, the Heritage plans pay 100 percent of vested benefits at age 60, but for many, the PVP pays only 80 percent for age 60 retirements.

1 PENSION INCREASES?

Boeing and the unions usually claim an "*X percent* " increase in retirement benefits in contracts, but the "*Alternate benefit*" formula applicable to most retirees has NOT changed since the early 1990's. The claimed increases apply *only* to the '*Basic benefit* ' calculation e.g. $XX/month per year of credited service. The "*Basic benefit*" typically applies to the smaller group of long-term employees with average or below average pay during the 5 years prior to retirement or who have been on extended leaves of absence.

2 CREDITED SERVICE GAINED WHILE NOT WORKING FOR BOEING.

The unions and Boeing know the published "*X percent* " pension increases rarely apply to the majority of the employees nearing retirement. Very few Heritage Boeing employees know they can take an extended leave of absence, work full time for the union, and continue to accrue up to 10 years additional vested credited service for their pensions. The "*X percent* " pension increases routinely apply to the union staff employees, including those who have significant influence on negotiations. This unique policy of credited service accrual in effect since 1971 is found exclusively in the Heritage plan legal documents available only upon written request or to the unions.

3 BOEING ACTIONS WHEN QUERIED ABOUT CREDITED SERVICE ISSUE

A. Without notice or explanation, Boeing has totally blocked employee access to at least five email addresses and matching web sites which contained related ethics, shareholder, pension and union communications with false claims of virus or violations of Boeing " malicious code policy "

B. From auditchair@boeing.com: " . . .Boeing does not intend to respond to any further correspondence or contacts from you or (spouse) " (April 12,2007)

C The Corporate Counsel refused to acknowledge or respond.

D The Pension Plan Administrator has refused to provide current plans legal documents despite a written request.

EMPLOYEES DESERVE CHOICE, DISCLOSURE, AND WORKING ETHICS.

SHAREHOLDERS SHOULD DEMAND DISCLOSURE, REAL ETHICS, AND ACCOUNTABILITY.

START BY VOTING YES.

(End 2008 Shuper Proposal - 490 words. –Submitted 7 July 2007)

Certified mail 7007 0220 0004 1772 1745
Submitted by :
Donald W Shuper and Gertrude S Shuper
13715 NE 70th Place
Redmond WA 98052-9428 425-885-9528 dshuper@att.net

Our last submittal of this same proposal in 2004 received over 10 percent. We have held at least 60 Boeing shares in our names for over a year prior to submittal of this 2008 proposal.
We intend to hold at least these 60 shares through the date of the 2008 Annual Meeting.


Donald W Shuper


Gertrude S Shuper

Supporting Data and Cover letter attached.

Sent to
OFFICE OF THE CORPORATE SECRETARY
BOEING CORPORATE HEADQUARTERS
100 NORTH RIVERSIDE PLAZA, 311A1
MC 5003-1001
CHICAGO, ILLINOIS 60606-1596

TO OFFICE OF THE CORPORATE SECRETARY MC-5003-1001

THIS WILL VERIFY THAT WE HAVE HELD AT LEAST 60 SHARES AS INDICATED FOR OVER ONE YEAR PRIOR TO OUR 2008 PROPOSAL SUBMITTAL.

THIS WILL VERIFY THAT WE INTEND AND PROMISE TO HOLD AT LEAST THESE 60 SHARES THROUGH THE DATE OF THE BOEING ANNUAL MEETING TO BE HELD IN APRIL OR MAY 2008

SHOULD THERE BE ANY QUESTIONS, PLEASE CONTACT US BY PHONE OR AUTOMATIC FAX AT 425-885-9528, OR BY E-MAIL BY AT LEAST TWO OF THE FOLLOWING E-MAIL ADDRESSES

dshuper@att.net trudyshuper@att.net G.A.Shuper@gmail.com

DONALD W SHUPER GERTRUDE S SHUPER


BOEING



Admission Ticket



C0000340090

60.000000

*******************AUTO**5-DIGIT 98052 S4168 P1 113371

DONALD W SHUPER GERTRUDE S &
SHUPER JT TEN
13715 NE 70TH PLACE
REDMOND WA 98052-9428

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 10:00 a.m. Central time on April 30, 2007.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.



ng a black ink pen, mark your votes with an X as shown in example. Please do not write outside the designated areas. X

nnual Meeting Proxy Card 913326 C0000340090 17383

YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

EXHIBIT B

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000


BOEING

July 25, 2007

VIA OVERNIGHT COURIER

Donald and Gertrude Shuper
13715 NE 70th Place
Redmond, WA 98052

Re: **Shareholder Proposal Concerning a Choice of Pension Plans at Termination or Retirement**

Dear Mr. and Mrs. Shuper:

On Friday, July 13, 2007, we received your shareholder proposal concerning an employee's choice of pension plans at the time of his or her termination or retirement, which you submitted for inclusion in our 2008 proxy statement.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. As you can see from the above description of the rules, your ticket from the 2007 Annual Meeting of Shareholders is not considered sufficient proof of your eligibility.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

Enclosures

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

From: Origin ID: LOTA (312)544-2846
Cynthia Pearson for Mark Pacioni

100 North Riverside Plaza
Mailcode: 5003-1001
Chicago, IL 60606



Ship Date: 25JUL07
ActWgt: 1 LB
System#: 1332216/INET7061
Account#: S *********

Delivery Address Bar Code



SHIP TO: (312)544-2846 BILL SENDER

Donald and Gertrude Shuper

1315 NE 70th Place

Redmond, WA 98052

Ref #
Invoice #
PO #
Dept #



TRK# 0201 7917 2874 4519

THU - 26JUL A4
PRIORITY OVERNIGHT
RES

SEA
WA-US
98052

XH-OTSA



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07/26/2007 10:01

=== COVER PAGE ===

TO: BOEING CORP SEC

FROM: DON SHUPER

FAX: 425-885-9528

TEL: 425-885-9528

COMMENT:

Boeing FAX 312-544-2829 July 26, 2007

MARK PACIONI ASSISTANT CORPORATE SECRETARY AND COUNSEL

RE YOUR LETTER OF JULY 25 REGARDING SHAREHOLDER PROPOSAL SUBMITTED BY DONALD W AND GERTRUDE S SHUPER

Enclosed with our letter and proposal submittal received by Boeing on July 12 at 8;35 AM was a one page copy of our admission ticket for the 2007 Annul meeting which shows are exact registration and number of shares held in our name by certificate -60-, which have been held by ourselves for over a decade as your records should show

The shares referred to were sufficient to include our same proposal in the years 2001, 2002,2003, and 2004. with the last two submittals gaining votes over 10 percent.

Attached to this FAX are 3 pages

1- Copy of 2007 admission ticket which shows registration

2- Copy of USPS email showing delivery times and date of July 12, 2007

3- Copy of cover letter and certified mail number initially submitted

Again I request confirmation by fax or phone to 425-885-9528 of receipt of this fax and pages. if not suitable, I will go to the bank and retreive our stock certificates.



Donald S Shuper 13715 NE 70th Place Redmond
Phone and auto fax 425-885-9528

TO OFFICE OF THE CORPORATE SECRETARY MC-5003-1001

THIS WILL VERIFY THAT WE HAVE HELD AT LEAST 60 SHARES AS INDICATED FOR OVER ONE YEAR PRIOR TO OUR 2008 PROPOSAL SUBMITTAL.

THIS WILL VERIFY THAT WE INTEND AND PROMISE TO HOLD AT LEAST THESE 60 SHARES THROUGH THE DATE OF THE BOEING ANNUAL MEETING TO BE HELD IN APRIL OR MAY 2008

SHOULD THERE BE ANY QUESTIONS, PLEASE CONTACT US BY PHONE OR AUTOMATIC FAX AT 425-885-9528, OR BY E-MAIL BY AT LEAST TWO OF THE FOLLOWING E-MAIL ADDRESSES

dshuper@att.net trudyshuper@att.net G.A.Shuper@gmail.com

DONALD W SHUPER GERTRUDE S SHUPER



Admission Ticket

C0000340080

60.000000

********************AUTO**5-DIGIT 98052 S4168 P1 113371

DONALD W SHUPER GERTRUDE S &
SHUPER JT TEN
13716 NE 70TH PLACE
REDMOND WA 98052-9428

60 sh

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 10:00 a.m. Central time on April 30, 2007.



Vote by Internet

- Log on to the Internet and go to www.investorvote.com
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Follow the instructions provided by the recorded message.

ng a black ink pen, mark your votes with an X as shown in ; example. Please do not write outside the designated areas.



nnual Meeting Proxy Card C0000340080

YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

X-Originating-IP: [64.233.166.176]
X-Forwarded-To: dshuper@att.net
X-Forwarded-For: g.a.shuper@gmail.com dshuper@att.net
Delivered-To: g.a.shuper@gmail.com
X-AuditID: 38006708-9c07dbb000003e46-21-469652fa2b8c
X-AuditID: 38006708-9c07dbb000003e46-21-469652fa2b8c
Date: Thu, 12 Jul 2007 11:12:46 -0500 (CDT)
To: G.A.Shuper@gmail.com
From: "U.S._Postal_Service_"<U.S._Postal_Service@usps.com>
Subject: USPS Shipment Info for 7007 0220 0004 1772 1745
X-Brightmail-Tracker: AAAAAA==

This is a post-only message. Please do not respond.

DonShuper Proposal2008 has requested that you receive a Track & Confirm update, as shown below.

Track & Confirm e-mail update information provided by the U.S. Postal Service.

Label Number: 7007 0220 0004 1772 1745

Service Type: Certified

Shipment Activity	Location	Date & Time
Delivered	CHICAGO IL 60606	07/12/07 8:25am
Arrival at Unit	CHICAGO IL 60607	07/11/07 11:05am
Acceptance	KIRKLAND WA 98033	07/07/07 1:08pm

Reminder: Track & Confirm by email

Date of email request: 07/08/07

Future activity will continue to be emailed for up to 2 weeks from the Date of Request shown above. If you need to initiate the Track & Confirm by email process again at the end of the 2 weeks, please do so at the USPS Track & Confirm web site at http://www.usps.com/shipping/trackandconfirm.htm

---

USPS has not verified the validity of any email addresses submitted via its

OFFICE OF THE CORPORATE SECRETARY
BOEING CORPORATE HEADQUARTERS
100 NORTH RIVERSIDE PLAZA, 311A1
MC 5003-1001
CHICAGO, ILLINOIS 60606-1596

CERT MAIL 7007 0220 0004 1772 1745

7 JULY 2007

Enclosed please find our shareholder proposal for the 2008 annual meeting.

The resolution part of the proposal is nearly identical in wording and intent to our proposals published previously for annual meetings in 2001 through 2004 regarding employee choice of pension plans at termination or retirement. A check of the approval voting percentages will show that for the years 2002, 2003, and 2004 they exceeded the 10 percent requirement for resubmittal.

We have also attached pertinent documentation which provide factual foundation for those supporting statements which might be considered controversial. We can provide additional documentation on request.

We are submitting this proposal at this time to give Boeing adequate time to consider what we believe to be significant issues of credited service and pension improvements.

The last two times we made our submittal, we established good rapport with Mr Rick Hansen of Perkins – Coie and would suggest such communication method be again established.

Although we have included the required statements on the 2nd page of our proposal, we again state here the following, and have provided a copy of our 2007 shareholder meeting admission ticket.

We have held at least 60 Boeing shares in our names for over a year prior to submittal of this 2008 proposal .
We intend to hold at least these 60 shares through the date of the 2008 Annual Meeting

We would appreciate confirmation of receipt of this proposal via FAX at our regular phone number 425-885-9528 [automatic pick up] and e-mail to G.A.Shuper@gmail.com . We have no objections to publishing our names with our proposal.

Donald W Shuper Gertrude S Shuper
13715 NE 70th Place Redmond WA 98052-9428.

Attachments - Proposal -2 pages Shareholder verification 1 page
Supporting documents 30 pages. (Proposal08support)

JAN 3, 2007

Re: Shareholder Proposal Concerning Pension Plans Submitted by Donald W.- Gertrude S. Shuper for The Boeing Company 2008 Proxy Statement.

We request confirmation of receipt via reply all to: dshuper@att.net, shareholderservices@boeing.com, trudyshuper@att.net

FROM DONALD W AND GERTRUDE S SHUPER 13715 NE 70TH PLACE REDMOND WASHINGTON 98052.
Our Phone and Automatic FAX number is 425-885-9528
SENT VIA EMAIL from dshuper@att.net to cfletters@sec.gov
TO U.S. Securities and Exchange Commission
Division of Corporation Finance Office of Chief Counsel
100 F Street N.E. Washington, D.C. 20549

THIS EMAIL IS A SUMMARY OF OUR REBUTTAL TO BOEING NO-ACTION REQUEST. ALL OF THE BELOW PLUS SUPPORTING DATA ARE INCLUDED IN THE ATTACHED PDF FILES.

Ref 1 BAresponseNoted - Boeing No Action request letter of Dec 21, 2007
Ref 2 EXH_1_SHUPER_BOEING_08 - 7 pages - Stock ownership issue update.
Ref 3 EXH_2_SHUPER_BOEING_08 - 4 pages - PVP v Heritage service comparisons
Ref 4 EXH_3_SHUPER_BOEING_08 - 1 page - Voting record comparison

Dear Sir or Madam:

We wish to rebut the sole " Ordinary Business " exception claim by Boeing regarding publication of our proposal submitted on July 12, 2007, which states in pertinent part:

RESOLVED; Shareholders request the Board of Directors to adopt the following policy: Employees vested at time of the 1999 pension plan conversion to the PVP cash balance plan to be given a choice between their previous pension plans ("Heritage Plan ") or the Pension Value Plan (the "PVP") at time of their termination or retirement.

Our rebuttal follows:

1. Our proposal is the same as our four previous proposals regarding choice of pension plans implemented without choice..

Each of our 2002, 2003, and 2004 proposals received over 10 percent affirmative votes. Boeings' arguments regarding the "ordinary business" exception did not prevail in 2001. Boeing did not make that argument in 2002, 2003, or 2004. Boeing did not make a no-action request for our fourth submittal in 2004. [EXH-3]

2. Boeing has not met its burden re "ordinary business exemption " in accordance with SEC Staff Legal Bulletin 14A (July 12, 2002).

a. Boeings' arguments infer that providing a choice of plans would have a material effect directly or indirectly on shareholders due to "complex" administration issues and high costs of implementation (benefits). The pension plans at issue apply to all employees. Denial of choice has a negative impact on morale for many employees.

b. We believe their arguments are within the ambit of the SEC Bulletin 14A description of "Proposals that focus on equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce ", thus - "If the proposal seeks to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders, a company may not rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials."

c. Boeing claims of a "limited group " are misleading. The PVP plan applied to 87,000 or 57 percent of 153,000 Boeing employees in 2005. Approximately 68,000 employees or 43 percent have yet to approve or choose the PVP. In1999, Boeing had about 10 pension plans and 20 formulas. In 2006, Boeing had 14 pension plans with about 28 formulas. Our proposal does not require a change in formulas, only a comparison of four existing formulas per employee instead of two. We believe the 13 other plans still exist because of union contracts. [EXH_2]

3. The Boeing allegation that cash-balance plans implemented before passage of the Pension Protection Act are no longer subjects of "widespread public debate" is misleading.

Boeing currently has 159,000 employees in over 45 states, and the majority are in the PVP Plan. Their referenced 7th Circuit District Court decision for Boeing is not binding in other circuits and may not be persuasive. [Wheeler v Pension Value Plan]

We note that the 6th Circuit case referenced by Boeing in their discussion on age discrimination [Drutis v. RandMcNally & Co., 499 F.3d 608 (6th Cir. 2007)] was decided after our petition was filed. However, that case also supported a lower court ruling that two plaintiffs who had exercised their choice of the "grandfathered" plan had no injury by the cash balance plan and therefore no standing. By denying choice, Boeing may be liable for other non age-related PVP plan deficiencies. [EXH_2]

4. The entire Boeing discussion on age discrimination has no bearing on their sole complaint of "ordinary business" and should be disregarded.

a. Boeings' subjective allegation that our 2000 proposal argued that the PVP plan was or is age discriminatory is false. We made no such argument.

b. In our current submittal, we deliberately removed the previously acceptable statement regarding actuarial equivalents so as to avoid any rational inference of age-discrimination issues. The statement removed was " The PVP to provide a monthly annuity at least equal to that expected under the Heritage Plans, or an actuarially equivalent lump sum.".

***** ******

We believe we have fully addressed the Boeing request for a no -action letter on the basis of Ordinary Business. We do not believe their argument has any more merit now than in the year 2001.

Because of on-going communication difficulties - we will if necessary email using a different email address, and absent a Boeing response, will FAX a copy to Boeing

Should you have any questions, please call us at 425-885-9528.

Sincerely



Donald W Shuper 13715 Ne 70th Place Redmond Washington
Email dshuper@att.net, trudyshuper@att.net, and dongert.bashareholder@gmail.com

Copy to Boeing via shareholderservices@boeing.com with attachments.

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000



December 21, 2007

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal Concerning Pension Plans Submitted by Donald W. and Gertrude S. Shuper for Inclusion in The Boeing Company 2008 Proxy Statement**

Dear Sir or Madam:

On July 12, 2007, The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Donald W. and Gertrude S. Shuper (the "***Proponents***" or the "***Shupers***") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***").

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), Boeing excludes the Proposal from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***").

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**. The Company presently intends to file its definitive proxy materials on March 14, 2008, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Materials with the Commission.

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponents as notice of the Company's intention to exclude the Proposal from the 2008 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to the Shupers any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence from the Shupers relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.

- BUT SEE EXH_1 - REGARDING QUALIFICATIONS

The Proposal

The Proposal relates to the Company's Pension Value Plan (the "*PVP*"). The Proposal states, in relevant part:

> *RESOLVED: Shareholders request the Board of Directors to adopt the following policy: Employees vested at time of the 1999 pension plan conversion to the PVP cash balance plan to be given a choice between their previous pension plans ("Heritage Plan") or the Pension Value Plan (the "PVP") at time of their termination or retirement.*

The Proposal May Be Omitted Under Rule 14a-8(i)(7) as Relating to the Conduct of the Ordinary Business Operations of Boeing.

Rule 14a-8(i)(7) under the Exchange Act provides a basis for the exclusion of proposals that seek to submit to shareholders ordinary business matters.[1] The Commission describes the policy underlying the Rule 14a-8(i)(7) ordinary business exclusion as resting on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. However, proposals relating to such matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable because the proposals would "transcend the day-to-day business matters" and raise policy issues so significant that they would be appropriate for a shareholder vote.[2] The Staff has further explained that "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters'."[3]

The Company believes that the Proposal may be omitted from the 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) because the Proposal deals with matters the Commission has long recognized as relating to the conduct of the ordinary business operations of a corporation (pension benefits for a corporation's employee population) and because there is no longer the "widespread public debate" surrounding cash balance plans that led the Staff to consider proposals relating to such plans to raise significant social and corporate policy issues.[4]

---

[1] *See* 17 C.F.R. § 240.14a-8(i)(7) (permitting a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations").

[2] *See* Exchange Act Release No. 34-40018 (May 21, 1998) ("Release No. 34-40018").

[3] *See* SEC Staff Legal Bulletin No. 14A (July 12, 2002).

[4] *See International Business Machines Corp.*, SEC No-Action Letter, 2000 WL 202081 (Feb. 16, 2000).

For these reasons, which are discussed in further detail below, the Company believes that the Proposal may be omitted from the 2008 Proxy Materials.

A. Proposals Relating to Retirement and Pension Plan Benefits Have Consistently Been Excluded as Relating to Ordinary Business Operations

The Staff has consistently granted no-action relief with respect to the omission of shareholder proposals regarding retirement and pension plan benefits as relating to a company's ordinary business operations. *See, e.g., General Electric Co.*, SEC No-Action Letter, 2007 WL 162269 (Jan. 16, 2007) (excluding a proposal to provide a cost-of-living adjustment in all GE pensions); *WGL Holdings Inc.*, SEC No-Action Letter, 2006 WL 3370799 (Nov. 17, 2006) (excluding a proposal requesting a moderate raise in retirement pay for retired employees); *ConocoPhillips*, SEC No-Action Letter, 2005 WL 267904 (Feb. 2, 2005) (excluding a proposal to eliminate offsets and bring parity to all existing pension plans); *International Business Machines Corp.*, SEC No-Action Letter, 2004 WL 2952766 (Dec. 20, 2004) (excluding a proposal seeking to increase the amount of pension benefits payable to retirees); *Raytheon Co.*, SEC No-Action Letter, 2004 WL 885392 (Jan. 30, 2004) (excluding a proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); *Lucent Technologies Inc.*, SEC No-Action Letter, 2003 WL 22850012 (Nov. 26, 2003) (excluding a proposal regarding compensation and increasing retirement benefits); *General Electric Co.*, SEC No-Action Letter, 2003 WL 132476 (Jan. 9, 2003) (excluding a proposal to "treat all pensioners equally"); *Honeywell Int'l, Inc.*, SEC No-Action Letter, 2001 WL 1150325 (Sept. 28, 2001) (excluding a proposal to retroactively remove reductions to retiree pensions); *Avery Dennison Corp.*, SEC No-Action Letter, 1999 WL 1072985 (Nov. 29, 1999) (excluding a proposal to provide a cost of living adjustment to pension plan participants); *Bell Atlantic Corp.*, SEC No-Action Letter, 1999 WL 893648 (Oct. 18, 1999) (excluding a proposal to increase the retirement pension of retired management employees); *Lucent Technologies Inc.*, SEC No-Action Letter, 1999 WL 792495 (Oct. 4, 1999) (excluding a shareholder proposal to increase "vested pension" benefits); *General Electric Co.*, SEC No-Action Letter, 1997 WL 37699 (Jan. 28, 1997) (excluding a proposal to adjust the pension of retirees to reflect the increase in inflation); and *AlliedSignal, Inc.*, SEC No-Action Letter, 1995 WL 694098 (Nov. 22, 1995) (excluding a proposal to increase pension benefits).

Effective January 1, 1999, Boeing adopted the PVP, a cash balance plan, as part of a comprehensive revision of its employee compensation programs and in order to integrate its prior plans into a single plan after a series of mergers and acquisitions. The Company, as permitted under federal pension law, chose not to continue its traditional defined benefit plans (the "***Heritage Plans***") but adopted the cash balance PVP, with generous transition measures that protected all of an employee's accrued benefits under the Heritage Plans and also provided for the future growth of those benefits by carrying forward the retirement benefits that had been earned under the Heritage Plans as of the transition date and then indexing those benefits with the employee's own post-transition salary growth.

- 87.000 EMPLOYEES IS NOT A LIMITED GROUP

By requiring the Company to offer to a limited group of employees (those vested in the Heritage Plans in 1999) a choice between the PVP and the Heritage Plans at the time of the employees' termination or retirement, the Proposal would require a fundamental change in the benefits currently available to employees and clearly attempts to regulate the Company's ability to determine appropriate pension benefits for its employees. The design, implementation and administration of pension plans involves multiple competing considerations, including general compensation policies, the financial impact of the benefit plan provisions, the impact on other employees, and regulatory compliance. Furthermore, the determination of retirement and pension benefits of the Company's employees is an integral part of the Company's total employee compensation package, which is designed to attract, retain, motivate and reward the Company's workforce in a competitive global market. Accordingly, the Company's determination of appropriate retirement and pension plan benefits is a matter that is "fundamental to management's ability to run a company on a day-to-day basis" and that "could not, as a practical matter, be subject to direct shareholder oversight."[5] In addition, the choice between pension plans requested in the Proposal would require complex actuarial and legal analyses to determine what impact the proposed choice would have on plan funding and whether it would violate provisions of tax and pension law. These required analyses and potential changes to the PVP demonstrate that the Proposal would insert shareholders into a process of "micro-managing" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[6]

B. There Are No Longer "Significant Policy Issues" That Would Justify a Shareholder Vote on the Proposal

In 2000, the Staff denied no-action relief to IBM for a shareholder proposal relating to IBM's conversion from a traditional defined benefit pension plan to a cash balance pension plan. In denying relief, the Staff stated that the proposal could not be properly omitted under Rule 14a-8(i)(7) "[i]n view of the widespread public debate concerning the conversion from traditional defined benefit pension plans to cash balance plans and the increasing recognition that this issue raises significant social and corporate policy issues." *International Business Machines Corp.*, SEC No-Action Letter, 2000 WL 202081 (Feb. 16, 2000) ("***IBM***"). *See also The Boeing Co.*, SEC No-Action Letter, 2001 WL 185197 (Feb. 16, 2001) ("***Boeing***") (denying no-action request to exclude a proposal regarding a choice between the defined benefit plan and a cash balance plan on ordinary business grounds).

The proponents in *IBM* and *Boeing* argued that cash balance plans were age-discriminatory and therefore illegal. The proponents described numerous published articles discussing the issue, congressional hearings, investigations by the Department of Labor (the "***DOL***") and the Equal Employment Opportunity Commission (the "***EEOC***"), and a suspension by the Internal Revenue Service (the "***IRS***") of the processing of determination letter applications related to cash balance plan conversions.

[5] Release No. 34-40018.

[6] Id.

Circumstances have changed. As described below, legislative, regulatory and litigation developments since the time of the *IBM* letter have largely resolved concerns about age-discrimination claims raised in connection with cash balance plans. Cash balance plans therefore no longer raise the same social and corporate policy issues as they did at the time of *IBM*, nor do they continue to invoke widespread public debate. As a result, the Proposal is strictly related to the ordinary course of business tasks of pension and benefit administration, which is exclusively within the purview of management and not the shareholders.

Last year Congress enacted the Pension Protection Act of 2006 (the "***PPA***"), which makes clear that, for periods after June 28, 2005, a cash balance plan's formula does not violate the age discrimination provisions of the Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"), the Age Discrimination in Employment Act of 1967, as amended ("***ADEA***"), and the Internal Revenue Code of 1986, as amended (the "***Code***"), if, under the terms of the plan, the participant's accrued benefit, as determined as of any date under the plan's terms, is equal to or greater than that of any similarly situated, younger individual who is, or could be, a participant. For purposes of this rule, a participant is "similarly situated" to any other individual if the participant is identical to the other individual in every respect (including period of service, compensation, position, date of hire, work history, and any other respect) except for age. In addition, a participant's accrued benefit may be expressed as a hypothetical account balance. This means cash balance plans can be tested for compliance with the anti-age-discrimination provisions of ERISA, ADEA and the Code on the basis of pay credits (i.e., "inputs") without the need to take into account projections to normal retirement age, as long as the rate at which interest is credited to the participants' accounts is not greater than a market rate of return. Thus, after June 28, 2005, it is clearly permissible for a cash balance plan to utilize a formula that provides the same pay credit for younger and older workers who are similarly situated (even though the older worker has less time to accumulate interest credits). The PVP satisfies the requirements set forth by the PPA and therefore, the plan's benefit accrual formula is not discriminatory or illegal as applied after June 28, 2005.

The PPA also provides that cash balance plan conversions occurring after June 28, 2005 are permissible, as long as a participant's accrued benefit after the amendment is no less than his or her accrued benefit prior to the conversion (under the terms of the traditional defined benefit plan) for years of service prior to the conversion plus the participant's accrued benefit under the cash balance plan for years of service after the conversion (i.e., an "A + B formula"). Although the PPA is not to be construed to create any inference as to the treatment of cash balance conversions prior to June 28, 2005, the type of conversion formula used in the PVP would clearly have been permitted under the PPA had the conversion occurred after June 28, 2005.

Effective June 30, 2005,[7] the IRS lifted the moratorium on the processing of applications for determination letters regarding cash balance plan conversions. (The moratorium never applied to cash balance plans that did not involve a conversion from a traditional defined benefit plan.) The IRS is now issuing determination letters with respect to cash balance formulas of all moratorium

---

[7] I.R.S. News Release IR-2006-193 (Dec. 21, 2006); I.R.S. Notice 2007-6, 2007-3 IRB 272 (Dec. 21, 2006).

plans. IRS Notice 2007-6, which announced the lifting of the moratorium, makes it clear that a cash balance formula will not be age discriminatory merely because it includes interest credits through normal retirement age in a participant's accrued benefit. In addition, in the case of any moratorium plan that involves a conversion to a cash balance plan from a traditional defined benefit plan pursuant to an amendment adopted after June 29, 2005, the conversion, itself, will also be reviewed for satisfaction of the PPA's requirements.[8]

Additionally, the DOL and EEOC have not found cash balance plans to be, by default, discriminatory, and the majority of courts addressing the issue of age discrimination in the context of cash balance plan conversions before June 28, 2005 in cases decided after the enactment of the PPA have held that cash balance plans are not age-discriminatory.[9] *See, e.g., Drutis v. Rand McNally & Co.*, 499 F.3d 608 (6th Cir. 2007); *Register v. PNC Fin. Servs. Group, Inc.*, 477 F.3d 56 (3d Cir. 2007), *Cooper v. IBM Pers. Pension Plan*, 457 F.3d 636 (7th Cir. 2006), cert. denied, 127 S. Ct. 1143 (2007); *Walker v. Monsanto Co. Pension Plan*, 2006 WL 2802051 (D. Ill. Setp. 27, 2006); *Bryerton v. Verizon Commc'ns Inc.*, 2007 WL 1120290 (S.D.N.Y. Apr. 17, 2007); *Gillis v. SPX Corp. Individual Ret. Plan*, 2007 WL 1031656 (D. Mass. Mar. 31, 2007); *Sunder v. U.S. Bank Pension Plan*, 2007 WL 541595 (E.D. Mo. Feb. 16, 2007); *Finley v. Dun & Bradstreet Corp.*, 471 F. Supp. 2d 485 (D. N.J. 2007); *Laurent v. PricewaterhouseCoopers LLP*, 448 F. Supp. 2d 537 (S.D.N.Y. 2006).

Most significantly, the District Court for the Southern District of Illinois held that the PVP specifically did not violate ERISA's anti-age-discrimination rules. *Wheeler v. Pension Value Plan for Employees of The Boeing Co.*, 99 A.F.T.R.2d 2007-1557, *aff'd mem.*, 100 A.F.T.R.2d 2007-5996 (S.D. Ill. 2007).

Given the enactment of the PPA, the IRS's lifting of the moratorium on determination letter applications regarding cash balance plan conversions, the lack of any conclusions by either the DOL or the EEOC that cash balance plans are by default age discriminatory, and favorable decisions by a majority of courts that have addressed the issue of age discrimination in the context of cash balance plans, cash balance plans are clearly not, by default, discriminatory or illegal. Accordingly, cash balance plans no longer invoke widespread public debate, and, thus, it cannot be argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters and that raises policy issues so significant as to be appropriate for shareholder vote. Instead, the Proposal requests a change in the benefits to provide employees with a choice

---

[8] Cash balance plan conversions prior to June 30, 2005, such as the Company's, will not be reviewed by the IRS regarding whether such conversions satisfy the applicable anti-age-discrimination requirements. However, as shown in our discussion of *Wheeler v. Pension Value Plan for Employees of The Boeing Co.*, *infra*, the PVP has been held not to violate ERISA's anti-age-discrimination rules.

[9] Only three cases since the PPA passed the U.S. Senate on August 3, 2006 have held that cash balance plans are age discriminatory under ERISA, each of which was decided by Second Circuit courts. *See Parsons v. AT&T Pension Benefit Plan*, 2006 WL 3826694 (D. Conn. Dec. 26, 2006); *In re Citigroup Pension Plan ERISA Litig.*, 470 F. Supp. 2d 323 (S.D.N.Y. 2006); *In re J.P. Morgan Chase Cash Balance Litig.*, 460 F. Supp. 2d 479 (S.D.N.Y. 2006). However, this circuit remains split on this issue. *See, e.g., Bryerton v. Verizon Commc'ns Inc.*, 2007 WL 1120290 (S.D.N.Y. Apr. 17, 2007); *Laurent v. PricewaterhouseCoopers LLP*, 448 F. Supp. 2d 537 (S.D.N.Y. 2006).

between two benefits plans, or more simply, a choice between two formulas to calculate benefits — a matter long recognized as within the purview of a company's ordinary business operations.

* * * * *

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2008 Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Michael F. Lohr
Corporate Secretary

enclosures

cc: Donald W. and Gertrude S. Shuper

-ACTUALLY THERE ARE FOUR FORMULAS INVOLVED- EACH PLAN HAS TWO FORMULAS- ONE BASED ON SALARY AND SERVICE, AND ONE BASED ON SERVICE. ALL PLANS SEEM TLO HAVE A DIFFERENT METHOD OF CALCULATING SERVICE TIME. FOR EXAMPLE - SEE EXH-2.

OUR PROPOSAL DOES NOT REQUIRE/SUGGEST A CHANGE IN FORMULA OR CALCULATION, SIMPLY A COMPARISON BETWEEN THE ALREADY DEFINED FORMULAS AND RESULTS.

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000



July 31, 2007

VIA OVERNIGHT COURIER

Donald and Gertrude Shuper
13715 NE 70th Place
Redmond, WA 98052

Re: Shareholder Proposal Concerning a Choice of Pension Plans at Termination or Retirement

Dear Mr. and Mrs. Shuper:

Upon further review, our transfer agent, Computershare Trust Company, N.A., has confirmed that you are registered holders of The Boeing Company's common stock. Please disregard our letter dated July 25, 2007 in which we indicated that you had not provided sufficient proof that you have continuously held at least $2,000 in market value of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

We apologize for any inconvenience this may have caused you.

Sincerely yours,

Mark R Pacioni
Mark R. Pacioni
Assistant Corporate Secretary and Counsel

I NOTE HERE THAT BOEING DID NOT INCLUDE THIS LETTER OR THE FOLLOWING 5 PAGES RELATING TO COMMUNICATIONS REGARDING OUR SHAREHOLDER PROPOSAL. - THUS LEAVING THE IMPRESSION THAT WE HAD NOT INITTIALLY PROVIDED ADEQUATE PROOF OF OWNERSHIP.

BOEING ALSO DID NOT INCLUDE DATA WE SUPPLIED AS PROOF OF MY SUPPORTING STATEMENTS. I HAVE NOT INCLUDED THOSE SINCE BOEING HAS NOT CHALLENGED THEM TO THE SEC. IF THE EXPECTED BOD STATEMENT IN OPPOSITION DOES CHALLENGE ANY SUPPORTING STATEMENT OR INFER THEY ARE IMPROPER OR MISLEADING, I WILL SUPPLY THEM IN IMMEDIATE RESPONSE.

JULY 26,2007 BY FAX

TO: Mr Mark R Pacioni
Assistant Corporate Secretary and Counsel
The Boeing Company 100 N Riverside
Chicago Illinois 60606-1596
FAX 312-544-2829

FROM Donald and Gertrude Shuper
13715 NE 70th Place Redmond WA 98052

RE A - Our Shareholder proposal dated 7 July 2007 Concerning a Choice of Pension Plans at Termination or Retirement.

B - Your letter of July 25, 2007 claiming we are not registered shareholders, etc.

C - My response FAX sent 11 AM 26 July, re-iterating exactly how our shares were registered and acceptable in previous years for the same proposal.

It appears that the Boeing database of Registered Shareholders has some serious data retention and identification problems as you were unable to find our registered shares despite being provided an **EXACT** listing of our names, how held, our address, and quantity of certificate shares held, **all** as shown on the copy of the 2007 admission ticket provided for just that purpose. You will note that attached to this communication is further proof of our holdings and a brief but simple explanation of how these copies further support our initial submittal.

1_ Copy of electronic statement from Computershare Shareholder Services imaged to copy of our 2006 1099-DIV statement from Boeing regarding the same 60 shares. If you recall, Boeing paid $1.20/share annual dividends to the shareholders of record. Sixty shares therefore gives $72.00 of dividends, which establishes that we held those shares for at least the full year 2006. The imaged statement shows two certificates of 30 shares each held in our names since 1981 and 1997. Those two certificates are the same 60 shares referenced on the 'admission ticket' issued by Computershare and which show the exact same name and address.

2_Copies of the Two Boeing issued certificates referenced, which MUST be on company records by the same name, and show date of issue. We still physically have the Certificates, and have expressed several times our intention to hold them through the 2008 annual meeting. It should be obvious that we have not sold them or transferred them. Please correct your database accordingly.

TO: Mr Mark R Pacioni
Assistant Corporate Secretary and Counsel
The Boeing Company 100 N Riverside
Chicago Illinois 60606-1596
FAX 312-544-2829

JULY 26,2007 BY FAX

Since your office has again failed to confirm receipt of our July 26 10 AM PDST fax on this issue, this communication will be sent via Fax and if necessary certified mail to assure delivery and remove further misunderstandings by your office.

In prior years, the Boeing staff always had the courtesy to timely respond by phone or email as appropriate to assist in shareholder communications and reduce everyones burden.

Your timely phoned confirmation of receipt of this communication, to be followed by your written statement regarding our satisfaction of your procedural complaint is requested. Please include an explanation of your database error and what corrective actions have been taken. Missing records of registered shareholders is not a trivial matter.



DONALD W SHUPER
13715 NE 70TH PLACE
REDMOND WA 98052-9428
PHONE AND AUTOMATIC FAX 425-885-9528

ATTACHMENTS 3 PAGES -

FAXED APPROX 7 PM 26 JULY 2007.
MR PACIONI CALLED ABOUT 9:30 AM 27 JULY BUT HAD NOT READ THIS FAX. INSISTED WE WERE NOT LISTED WITH COMPUSHARE . . .

REQUESTED HE CALL BACK AND CONFIRM RECEIPT OF THIS AND THAT WE WERE LISTED WITH COMPUSHARE

AS OF 29 JULY SUNDAY- NO CALLS...







Computershare Shareholder Services Inc
250 Royall Street
Canton Massachusetts 02021
Telephone: 888 777 0923
www.computershare.com

007524

IMPORTANT TAX RETURN DOCUMENT ENCLOSED

DONALD W SHUPER GERTRUDE S
& SHUPER JT TEN
13715 NE 70TH PLACE
REDMOND WA 98052-9428

TO: Mr Mark R Pacioni
Assistant Corporate Secretary and Counsel
The Boeing Company 100 N Riverside
Chicago Illinois 60606-1596
FAX 312-544-2829
JULY 26,2007

taxes on dividend payments and sales proceeds.

Holder Account Number C 0000340090 **Co.ID** BAM

Recipient's ID No. 1X2C3D4E5F6G7H8J9K0

Payer's Federal ID No. 91-0425694

Instructions for Recipients

Account Number: May show an account or other unique number the payer assigned to distinguish your account.

Box 1a: Shows total ordinary dividends that are taxable. Include this amount on line 9a of Form 1040 or 1040A. Also, report it on Schedule B (Form 1040), or Schedule 1 (Form 1040A), if required. The amount shown may be a distribution from an employee stock ownership plan (ESOP). Report it as a dividend on your Form 1040/1040A, but treat it as a plan distribution, not as investment income for any other purpose.

Box 1b: Shows the portion of the amount in box 1a that may be eligible for the 15% or 5% capital gains rates. See the Form 1040/1040A instructions for how to determine this amount. Report the eligible amount on line 9b, Form 1040 or 1040A.

Box 2a: Shows total capital gain distributions (long-term) from a regulated investment company or real estate investment trust. Report the amounts shown in box 2a on Schedule D (Form 1040), line 13. But, if no amount is shown in boxes 2c-2d and your only capital gains and losses are capital gain distributions, you may be able to report the amounts shown in box 2a on line 13 of Form 1040 (line 10 of Form 1040A) rather than Schedule D. See the Form 1040/1040A instructions.

Box 2b: Shows the portion of the amount in box 2a that is unrecaptured section 1250 gain from certain depreciable real property. Report this amount on the Unrecaptured Section 1250 Gain Worksheet - Line 19 in the Schedule D instructions (Form 1040).

Box 2c: Shows the portion of the amount in box 2a that is section 1202 gain from certain small business stock that may be subject to a 50% exclusion. See the Schedule D (Form 1040) instructions.

Box 2d: Shows 28% rate gain from sales or exchanges of collectibles. If required, use this amount when completing the 28% Rate Gain Worksheet - Line 18 in the instructions for Schedule D (Form 1040).

Box 3: Shows the part of the distribution that is nontaxable because it is a return of your cost (or other basis). You must reduce your cost (or other basis) by this amount for figuring gain or loss when you sell your stock. But if you get back all your cost (or other basis), report future distributions as capital gains. See Pub. 550, Investment Income and Expenses.

Box 4: Shows backup withholding. For example, a payer must backup withhold on certain payments at the applicable rate if you did not give your taxpayer identification number to the payer. See Form W-9, Request for Taxpayer Identification Number and Certification, for information on backup withholding. Include this amount on your income tax return as tax withheld.

Box 5: Shows your share of expenses of a nonpublicly offered regulated investment company, generally a nonpublicly offered mutual fund. If you file Form 1040, you may deduct these expenses on the "Other expenses" line on Schedule A (Form 1040) subject to the 2% limit. This amount is included in box 1a.

Box 6: Shows the foreign tax you may be able to claim as a deduction or a credit on Form 1040. See the Form 1040 instructions.

Boxes 8 and 9: Shows cash and noncash liquidation distributions.

Nominees: If this form includes amounts belonging to another person, you are considered a nominee recipient. You must file Form 1099-DIV with the IRS for each of the other owners to show their share of the income, and you must furnish a Form 1099-DIV to each. A husband or wife is not required to file a nominee return to show amounts owned by the other. See the 2006 General Instructions for Forms 1099, 1098, 5498, and W-2G.

Holding Transactions | Holding Statements | Purchase/Sale History | Pending Transactions

Holding: THE BOEING COMPANY COMMON STOCK

Company Name: THE BOEING COMPANY
Holder Name: DONALD W SHUPER GERTRUDE S & SHUPER JT TEN
Category: Issued Capital Stock
Date: 26 Jul 2007

Transactions

Important Note: Please contact us if you require information which predates the oldest information displayed, as only a certain amount of data is retained on our system.

OCMLTE



CORRECTED (if checked)

Dividends and Distributions

OMB No. 1545-0110

2006

Form **1099-DIV**

Copy B For Recipient

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

PAYER'S name, street address, city, state, and ZIP code
THE BOEING COMPANY
C/O COMPUTERSHARE
P.O. BOX 43010
PROVIDENCE RI 02940-3010

RECIPIENT'S name, street address, city, state, ZIP code
DONALD W SHUPER GERTRUDE S
& SHUPER JT TEN
13715 NE 70TH PLACE
REDMOND WA 98052-9428

1a Total ordinary dividends $ 72.00	1b Qualified dividends $ 72.00
2a Total capital gain distr. $	2b Unrecap. Sec. 1250 gain $
2c Section 1202 gain $	2d Collectibles (28%) gain $
3 Nondividend distributions $	4 Federal income tax withheld $
5 Investment expenses $	6 Foreign tax paid $
7 Foreign country or U.S. possession	8 Cash liquidation distributions $
9 Noncash liquidation distributions $	PAYER'S Federal identification number 91-0425694
1X2C3D4E5F6G7H8J9K0	Account number (see instructions) C 0000340090

Form 1099-DIV (keep for your records)

Department of the Treasury - Internal Revenue Service

001CS0021.DOMLT_D.BAM.104245_2840007524/007524/

TO: Mr Mark R Pacioni
Assistant Corporate Secretary and Counsel
The Boeing Company 100 N Riverside
Chicago Illinois 60606-1596
FAX 312-544-2829
JULY 26, 2007

CERTIFICATE FOR NOT MORE THAN 100,000 SHARES

710367
NUMBER

$5. EACH



IN EITHER BOSTON, NEW YORK CITY OR LOS ANGELES

CERTIFICATE FOR NOT MORE THAN 100,000 SHARES

30
SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

CUSIP 097023 10 5
SEE REVERSE FOR CERTAIN DEFINITIONS

THE BOEING COMPANY



This certifies that

710367 7070 151-6065 5060
DONALD H SHUPER GERTRUDE S
SHUPER JT TEN WRO SURVSHP

30******
30****
****30******
*****30*****
******30****

is the owner of

THIRTY

SHARES, FULL PAID AND NON-ASSESSABLE, OF THE CAPITAL STOCK OF

The Boeing Company, transferable in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness, the signatures of the duly authorized officers of the Corporation.

DATED OCT 16 1981



COUNTERSIGNED AND REGISTERED:
THE FIRST NATIONAL BANK OF BOSTON
TRANSFER AGENT AND REGISTRAR,

BY

AUTHORIZED OFFICER

T. A. Wilson
CHAIRMAN OF THE BOARD

Richard R Albrecht
SECRETARY

BOEING


CERTIFICATE FOR
NOT MORE THAN
100,000
SHARES
BOE 478716
NUMBER
BOEING

TO: Mr Mark R Pacioni
Assistant Corporate Secretary and Counsel
The Boeing Company 100 N Riverside
Chicago Illinois 60606-1596
FAX 312-544-2829
JULY 26,2007

PAR VALUE OF
$5. EACH



THIS CERTIFICATE IS TRANSFERABLE
IN BOSTON, MA OR NEW YORK, NY

THE BOEING COMPANY

INCORPORATED UNDER THE LAWS
OF THE STATE OF DELAWARE

CUSIP 097023 10 5

SEE REVERSE FOR
CERTAIN DEFINITIONS

BOEING

SHUP BOE 478716 0707 10 00151-6065 200259S

This certifies that

DONALD W SHUPER GERTRUDE S
SHUPER JT TEN WRO SURVSHP
13715 NE 70TH PLACE
REDMOND WA 98052 9428

*30**********
30*******
30*****
****30*******
*****30******

is the owner of *THIRTY*

SHARES, FULL PAID AND NON-ASSESSABLE, OF THE CAPITAL STOCK OF

The Boeing Company transferable in person or by duly authorized attorney upon surrender of this Certificate properly indorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the signatures of the duly authorized officers of the Corporation.

DATED JUN 6 1997

COUNTERSIGNED AND REGISTERED:
THE FIRST NATIONAL BANK OF BOSTON
TRANSFER AGENT AND REGISTRAR,

BY

AUTHORIZED OFFICER

CHAIRMAN OF THE BOARD

SECRETARY


CERTIFICATE FOR
NOT MORE THAN
100,000
SHARES

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000



July 25, 2007

VIA OVERNIGHT COURIER

Donald and Gertrude Shuper
13715 NE 70th Place
Redmond, WA 98052

Rcvd FEDEX 27 July 07 @ 10:00 am

Re: Shareholder Proposal Concerning a Choice of Pension Plans at Termination or Retirement

Dear Mr. and Mrs. Shuper:

On Friday, July 13, 2007, we received your shareholder proposal concerning an employee's choice of pension plans at the time of his or her termination or retirement, which you submitted for inclusion in our 2008 proxy statement.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. As you can see from the above description of the rules, your ticket from the 2007 Annual Meeting of Shareholders is not considered sufficient proof of your eligibility.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

Enclosures

SEC RULES WERE ENCLOSED BUT NOT INCLUDED HERE.

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

RCVD 12/26
FEDX

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 22, 2000

VIA OVERNIGHT COURIER

PARTIAL EXTRACT OF
BOEING LETTER OF 2000
TO SHOW EFFECTS OF
PLAN CHANGES

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Donald W. and Gertrude S. Shuper for Inclusion in The Boeing Company 2001 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 16, 2000, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Donald W. and Gertrude S. Shuper (the "Proponent") for inclusion in the proxy statement (the "2001 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2001 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2001 Proxy Statement for the reasons set forth below. We request that the staff of the Commission's Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

In accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files

As shown below, the Proposal should be excluded under Rule 14a-8(i)(3) because the Proposal portrays opinions as statements of fact, omits material facts, and contains other misleading information.

A. The proposed shareholder resolution asks that "[a]ll non-represented employees be given an informed choice between the old Boeing [Heritage] pension plans used prior to January 1, 1999, or the current Pension Value cash-balance plan at the time of termination or retirement."

This statement is false or misleading in several ways. First, the term "informed choice" is confusing and misleading. "Informed choice" is a concept used in medical malpractice law, not in pension law. When an employer changes pension plans, its notice obligations are controlled by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company did in fact provide the notice required by ERISA to the non-represented employees who were affected by this change. *See* Exhibit B.

Second, the Proposal's request for "informed choice" may be interpreted as implying that Boeing did not provide sufficient information about the pension plan change to affected employees. This implication is false. As shown in Exhibits B-K, before the Company implemented the PVP, the Company repeatedly communicated with its workforce about the forthcoming pension plan changes and the key features of the new plan. The Company advised employees that all the pension benefits they had earned to date would be preserved and never decreased. *See, for example,* Exhibit B at 2. It informed them that "the rate at which you earn future benefits may be more—or less—than the rate at which you would have earned benefits had you continued under The Boeing Company Employee Retirement Plan." *Id.* Boeing even solicited employees' questions about the forthcoming pension plan changes, so that it could "develop additional information to help [employees] better understand the Pension Value Plan." *See* Exhibit F. It is misleading to request "informed choice" while omitting any information about the Company's extensive communications to employees about the change.

Third, the Proposal is misleading because it may be interpreted as implying that this is just a simple matter of deciding to give employees a choice between the old Boeing pension plans and the PVP. That is not correct. Plan amendments making fundamental changes in the Company's pension plan would be required before such a

		PVP service calc "1/365" YEAR	CREDITED SERVICE $per month per year $70 $	BCERP service calc "45/2000" WEEK	BCERP $/WEEK	BCERP minus PVP $DELTA	BCERP wks for 1 yr serv	BCERP $	PVP $	retire Nov BCERP at 60	retire Nov PVP at 60	delta for 25 years
DAY	1	0.003	$0.192		$0.000					no reduct	4 pct/year	
DAY	2	0.005	$0.384									
DAY	3	0.008	$0.575									
DAY	4	0.011	$0.767									
DAY	5	0.014	$0.959									
DAY	6	0.016	$1.151									
WEEK	7	**0.019**	**$1.342**	**0.0225**	**$1.575**	**$0.233**	**44.444**	**$70.000**	**$59.67**	**$70.000**	**$47.73**	**$6,680**

TYPICAL MINIMUM BENEFIT BASED ONLY ON YEARS OF SERVICE -PVP V HERITAGE

The above spreadsheet shows the difference between the minimum formula calculation for BCERP and PVP Plans. These differences only become apparent during the year in which a person retires, and affect ONLY the fraction of that year, dependent on the retirement MONTH. The basic minimum formula in both plans can be expected to apply mostly to the Technical Employees as their average wage scale is below those of the Engineers.

The difference in accrual rates results from the methods used to calculate credited/ benefit service. The Heritage plan specifies 45 hours/week to a maximum of 2000 hours for one year of credited service. The PVP plan uses 365 days/year, and for leap years considers Feb 29 and March 1 as one day. Retirements are always effective on the first day of the month.

The figures above do not account for about 2 weeks variation or round up in retirement month dependent on a given calendar year. The Heritage plan pays 100 percent at age 60, the PVP Plan pays 80 percent at age 60 when using the minimum benefit formula. There are other differences in plans depending on termination before reaching minimum retirement age.

FROM DEC 22,2000 BOEING REQUEST FOR NO-ACTION- PAGE 3

-See, for example, Exhibit B at 2. It informed them that "the rate at which you earn future benefits may be more- or less-than the rate at which you would have earned benefits had you continued under The Boeing Company Employee Retirement Plan."

-BOEING 2005 PVP AND BCERP DATA FROM FORM 5500

YEAR END		PVP	BCERP	EMPLOYEES	PVP	BCERP	OTHER
ACTIVE	**A**	**87613**	**43491**	**153309**	**57.1%**	**28.4%**	**14.5%**
RETIRED	B	19663	56163				
OTHER	C	25664	42289				
SUBTOTAL	D	132940	141943				
DECEASED	E	971	12096				
TOTAL	F	133911	154039				
DEF CONTR	G						
TERMINATED	H	1288	180				
SEPARATED	I	4385	4561				

BOEING LETTER OF 21 DEC. 2007
December 2 1,2007
Page 4
By requiring the Company to offer to a limited group of employees (those vested in the Heritage Plans in 1999) a choice between the PVP and theHeritage Plans at the time of the employees' termination or retirement, the Proposal would require a fundamental change in the benefits currently available to employees and clearly attempts to regulate the Company's ability to determine appropriate pension benefits for its employees. . . .

-

SHUPER REBUTTAL

Boeing claims a fundamental change in benefits AVAILABLE, which in our opinon and in accordance with SEC bulletin 14a prevents Boeing reliance on the "ordinary business" exemption, since that would be a material and social policy issue of significance.
However, our proposal does NOT make a change in benefits AVAILABLE, but would make a change in benefits eventually PAID to those who would receive less under the PVP plan without choice. Our proposal does not require a change in benefit computation- simply a comparison. The Boeing response ignores the real life problems affecting several thousand employees who have had to transition both ways between the PVP and Heritage plans depending on work locations and resultant changes in union membership. For many in the lower income group, the resultant differences in pension are significant, and rarely to their advantage. SEE PREVIOUS PAGE ON MINIMUM BENEFIT CALCULATION EXAMPLE.

Boeing 10-Q reports on shareholder votes at annual meeting

2001 voting

* A shareholder proposal asking the Board of Directors to give all non-represented employees a choice of pension plans at the time of termination or retirement. *

52,305,988 for = 8.95 percent (of votes cast)

2002 voting

A shareholder proposal requesting the Board of Directors to give all non-represented employees a choice of pension plans at the time of termination or retirement.

63,931,783 for = 11.98 percent

2003 voting

* A shareholder proposal requesting the Board to give all employees a choice of pension plans at the time of termination or retirement *

61,181,400 for = 12.16 percent

2004 voting

* A shareholder proposal requesting the Board to give all employees a choice of pension plans at the time of termination or retirement. *

59,908,808 for = 10.8 percent

--Shareholder proposal from Donald Shuper 7 July 2007

RESOLVED:

Shareholders request the Board of Directors to adopt the following policy:

Employees vested at time of the 1999 pension plan conversion to the PVP cash balance plan to be given a choice between their previous pension plans ("Heritage Plans") or the Pension Value Plan (the "PVP") at time of their termination or retirement.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2007

The proposal requests that the board of directors adopt a policy that employees vested at the time of the 1999 pension plan conversion to the PVP cash balance plan be given a choice between their previous pension plans or the Pension Value Plan at the time of their termination or retirement.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



John R. Fieldsend
Attorney-Adviser

END